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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                            IBP, Inc.
  _____________________________________________________________
                        (Name of Issuer)

                          COMMON STOCK
  _____________________________________________________________
                 (Title of Class of Securities)

                           449223-10-6
         ______________________________________________
                         (CUSIP Number)

   D. J. Smith, Vice President, Secretary and General Counsel,
                 Archer-Daniels-Midland Company,
     4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525,
                    Telephone:  (217)424-5200
 ______________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         October 1, 2000
       ___________________________________________________
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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This  information required on the remainder of  this  cover  page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1    NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Archer-Daniels-Midland Company
     I.R.S. Identification No. 41-0129150

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)__
                                                          (b)__

3    SEC USE ONLY


4    SOURCE OF FUNDS *
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)  __x__
     See Appendix I

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     7    SOLE VOTING POWER
                          -0-
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     8    SHARED VOTING POWER
                          12,951,400

                     9    SOLE DISPOSITIVE POWER
                          -0-

                     10   SHARED DISPOSITIVE POWER
                          12,951,400 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,951,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
     CERTAIN SHARES * __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.27% based on 105,578,277 shares outstanding

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14   TYPE OF REPORTING PERSON *
     CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Pursuant to the Voting Agreement described in Item 4, ADM has agreed with Rawhide Holdings and Merger Sub that if ADM sells, transfers, assigns, encumbers or otherwise disposes (a "Transfer") of any shares of Common Stock it owns while the Voting Agreement is in effect that it will require the transferee of such shares to execute and deliver a voting agreement identical in form to the Voting Agreement, except for the identity of the new stockholder, prior to or concurrently with any such Transfer.
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                 ARCHER-DANIELS-MIDLAND COMPANY

           Statement Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

Item 4.   Purpose of Transaction.

     On October 1, 2000, Rawhide Acquisition Corporation ("Merger Sub"), Rawhide Holdings Corporation ("Rawhide Holdings") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby, subject to the terms and conditions therein, Merger Sub will be merged (the "Merger") with and into the Issuer at the effective time of the Merger. The separate existence of Merger Sub will cease upon consummation of the Merger, and the Issuer will be the surviving corporation. Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including regulatory approvals and approval by shareholders of the Issuer), at the effective time of the Merger: (i) Merger Sub will be merged with and into Issuer; (ii) each share of common stock of the Issuer (the "Common Stock") held by the Issuer or any subsidiary of the Issuer as treasury stock or owned by Rawhide Holdings or any subsidiary of Rawhide Holdings immediately prior to the Merger will be cancelled and no payment will be made with respect thereto; (iii) each share of Merger Sub's common stock will be converted into and become one share of Common Stock; and (iv) each share of Common Stock outstanding immediately prior to the Merger will be cancelled, extinguished and converted into and become a right to receive $22.25 in cash per share (other than those shares as to which dissenters' rights are perfected). Shortly after the consummation of the Merger, the registration of the Common Stock under the Exchange Act will be terminated and the Common Stock will be delisted from the New York Stock Exchange and the Pacific Stock Exchange.

     In connection with the execution of the Merger Agreement, on October 1, 2000, Rawhide Holdings and Merger Sub entered into a Voting Agreement (the "Voting Agreement") with each of ADM, Booth Creek Partners Limited III, LLP ("Booth Creek") and Jeffrey J. Joyce ("Joyce"). Pursuant to the Voting Agreement, ADM agreed, among other things, (i) to vote the shares of Common Stock owned by ADM (the "Shares") to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions  related  thereto  at  any meeting  or  meetings  of  the
stockholders   of  the  Issuer  and  (ii)  subject   to   certain
exceptions, not to vote any of the Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer or any matters related to or in connection therewith. Under the Voting Agreement, ADM has irrevocably appointed Rawhide Holdings as proxy for and on behalf of ADM to vote the Shares for the matters and in the manner contemplated by Item (i) above. ADM also agreed not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Issuer or any subsidiary of the Issuer or afford access to the properties, books or records of the Issuer or any subsidiary of the Issuer to, or otherwise assist, facilitate or encourage, any Person (as defined in the Merger Agreement) that may be considered making, or had made, an Acquisition Proposal or
(iii)  acquire beneficial ownership of any shares of  the  Common
Stock, other than pursuant to or as a result of the Voting Agreement. ADM has agreed with Rawhide Holdings and Merger Sub that if ADM Transfers any shares of Common Stock it owns while the Voting Agreement is in effect that it will require the transferee of such shares to execute and deliver a voting agreement identical in form to the Voting Agreement, except for the identity of the new stockholder, prior to or concurrently with any such Transfer.
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      The  parties  to  the  Voting Agreement  contemplate  that, promptly following the Merger, the Board of Directors will be changed so as to consist of nine directors, one of whom will be nominated by ADM, one of whom will be nominated by Booth Creek, one of whom will be Robert L. Peterson (so long as he remains an officer of the Issuer), one of whom will be Richard L. Bond (so long as he remains an officer of the Issuer), and the remainder of whom, (including the chairman) will be nominated by the DLJ Merchant Banking Partners III, L.P. and certain affiliated entities ("DLJMB"), the majority shareholders of Merger Sub prior to the Merger.

      In addition, ADM entered into a Commitment Letter dated October 1, 2000 with Rawhide Holdings (the "Commitment Letter"), whereby ADM, DLJMB, and certain other investors have committed to contribute shares of the Common Stock to Rawhide Holdings in exchange for shares of the capital stock of Rawhide Holdings upon the occurrence of certain events specified in the letter. Under the terms of the Commitment Letter, ADM has committed to contribute 9,900,000 shares of Common Stock in exchange for 25% of the outstanding capital stock of Rawhide Holdings as of the effective time of the Merger.

      ADM has also entered into a Letter Agreement dated October 1, 2000 between DLJMB and each of ADM and Joyce (the "Letter Agreement") whereby DLJMB has agreed to purchase, immediately prior to the Merger, certain shares of Common Stock held by such parties at $22.25 per share subject to the same conditions contained in the Commitment Letter. Under the terms of the Letter Agreement, DLJMB has agreed to purchase 3,051,400 shares of Common Stock held by ADM.

      Except as set forth above, ADM has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities
Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

      The Issuer is believed to have 105,578,277 shares of Common Stock outstanding. ADM beneficially owns 12,951,400 shares of the Common Stock or approximately 12.27% of the outstanding Common Stock described above and has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of such shares pursuant to the Voting Agreement described in Item 4. Neither ADM nor any director or executive officer of ADM beneficially owns or has a right to acquire, directly or indirectly, any additional shares of Common Stock of the Issuer.

      During the past sixty days there have been no transactions in shares of Common Stock of the Issuer by ADM or any director or executive officer of ADM.

Item 6.       Contracts,    Arrangements,    Understandings    or
     Relationships With Respect to Securities of the Issuer.

     ADM has entered into: (1) the Voting Agreement dated October 1, 2000 between Rawhide Holdings, Merger Sub and each of ADM, Booth Creek and Joyce; (2) the Commitment Letter dated October 1, 2000 between Rawhide Holdings and each of DLJMB, ADM, and certain other investors; and (3) the Letter Agreement dated October 1, 2000 between DLJMB and each of ADM and Joyce. See Item 4.
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Item 7.   Materials to be Filed as Exhibits.

1.    Voting  Agreement  dated October 1,  2000  between  Rawhide
  Holdings, Merger Sub and each of ADM, Booth Creek and Joyce.

2.    Commitment  Letter  dated October 1, 2000  between  Rawhide
  Holdings and each of DLJMB, ADM, and certain other investors.

3.Letter Agreement October 1, 2000 between DLJMB and each of ADM and Joyce.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    October 3, 2000

                              ARCHER-DANIELS-MIDLAND COMPANY

                              /s/D. J. SMITH
                              By:  D. J. Smith
                               Its Vice President, Secretary  and
General Counsel

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                           APPENDIX I

      On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement this Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

      On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).



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